UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 For the transition period from                    to

                 Commission File Number 1-4547 (Unilever N.V.)

                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOOD HUMOR — BREYERS SAVINGS PLAN

UNILEVER UNITED STATES, INC.
390 PARK AVENUE
NEW YORK, NEW YORK 10022

                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Required Information

A.	Financial Statements and Schedule:

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4–8
Supplemental Schedules (*)
H – Line 4i – Schedule of Assets (Held at End of Year)	9

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

B. Exhibits

     23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOOD HUMOR – BREYERS SAVINGS PLAN

	By:	/s/ Stephen Pass

STEPHEN PASS
DIRECTOR OF BENEFITS
Date: June 25, 2004

Good Humor — Breyers
Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

Good Humor – Breyers Savings Plan
Index
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4–8
Supplemental Schedules (*)
H – Line 4i – Schedule of Assets (Held at End of Year)	9

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Good Humor — Breyers Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Good Humor — Breyers Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 7, 2004

Good Humor – Breyers Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002

Assets
Investment in the Unilever United States, Inc.
Master Savings Trust, at fair value	$3,805,385	$2,842,962
Loans to participants	280,203	191,361

Total investments	4,085,588	3,034,323
Liabilities
Investment expenses payable	131	95

Total liabilities	131	95

Net assets available for plan benefits	$4,085,457	$3,034,228

The accompanying notes are an integral part of these financial statements.

Good Humor – Breyers Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2003 and 2002

	2003	2002

Additions
Additions to net assets attributed to Investment gain (loss) from Master Trust	426,373	(152,270)
Interest from participant loans	14,485	13,662
Contributions and other additions
Contributions from participants	431,220	443,327
Contributions from employer	304,739	312,390
Rollover contributions	26,559	—

Total additions	1,203,376	617,109

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	151,862	245,647
Administrative expenses	285	—
Transfer of plan assets to affiliated plan	—	528,255

Total deductions	152,147	773,902

Net additions/(deductions)	1,051,229	(156,793)
Net assets available for plan benefits
Beginning of year	3,034,228	3,191,021

End of year	$4,085,457	$3,034,228

The accompanying notes are an integral part of these financial statements.

Good Humor – Breyers Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The Good Humor – Breyers Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employer Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (“UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Plan Mergers

During 2002, certain participants working at the Huntington, IN plant, formerly included in the Plan, became participants of the Unicare Savings Plan, an affiliated plan. Accordingly, the Plan transferred $528,255 of participant assets to the Unicare Savings Plan.

Eligibility

All employees of Good Humor-Breyer’s (the “Company”), a division of Conopco, Inc., a subsidiary of UNUS at the Hagerstown, Maryland plant, represented by the Steelworkers Local 9836 and scheduled to work twenty or more hours a week are eligible to participate in the Plan as of date of hire.

Contributions

Plan participants are permitted to make voluntary contributions of 1% to 15% of their eligible compensation to the Plan through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 17% of compensation. Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax” account. After-tax contributions are deposited in an “after-tax account.” Before-tax contributions are limited to $12,000 and $11,000 for 2003 and 2002, respectively.

The Company matches 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. These contributions are deposited in a “company matching” account.

All contributions are deposited in the Trust.

Participant who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $2,000 and $1,000 for eligible employees for 2003 and 2002, respectively.

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Good Humor – Breyers Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Vesting

Participants are fully vested in all their contributions to the before-tax and after-tax accounts as well as the earnings thereon. Participants are fully vested in all company matching contributions. Therefore there are no forfeitures in the Plan.

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account” and earnings thereon. Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their “after-tax account” and the eligible portion of their vested before-tax account based on plan provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship. Upon attainment of age 59-1/2, participants may withdraw all or part of their “before-tax account,” “after-tax account” and “company matching account.”

Participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2 at which time Internal Revenue Service (“IRS”) regulations require minimum distributions to be made.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in investment contracts issued by high quality financial institutions such as insurance companies or banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2003 and 2002 for the contracts range from 1.00% to 6.99% and 1.35% to 7.70%, respectively. The average crediting interest rates at December 31, 2003 and 2002, for the contracts are 4.95% and 5.75%, respectively.

•	The Pyramid Equity Fund invests primarily in stocks that comprise the S&P 500 Index (this was an investment option for 2002 only).

•	The NTGI-QM Collective Daily S&P500 Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 Index (this was an investment option for 2003 only).

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of foreign issuers.

•	The PIMCO Total Return Fund is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. The fund maintains an average portfolio duration of three to six years.

•	The Fidelity Equity Income Fund is primarily invested mainly in income-producing equity securities, which tend to be large-cap value stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of foreign issuers.

Good Humor – Breyers Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

•	The Capital Guardian International Equity Fund is primarily invested in opportunities outside of the United States, including American Depository Receipts and U.S. registered securities and companies that target markets outside of the United States.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks and equity-related securities of small companies.

Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

Termination

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70 1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subject to an involuntary distribution.

Participants

At December 31, 2003 and 2002, there were 361 and 356 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund:

	2003	2002

PRIMCO Interest Income Fund	295	291

Pyramid Equity Index Fund	—	128

NTGI-QM Equity Index Fund	121	—

Fidelity Magellan Fund	75	77

PIMCO Total Return Fund	81	74

Fidelity Equity Income Fund	37	37

Harbor Capital Appreciation Fund	42	45

Capital Guardian International Equity Fund	23	22

Unilever N.V. Stock Fund	105	102

T. Rowe Price Small Cap Stock Fund	31	30

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual method of accounting, in conformity with accounting standards generally accepted in the United States of America.

Valuation of Trust Investments

Shares of participation in the various funds, other than the PRIMCO Interest Income Fund, are valued based on quoted market prices as of the last business day of the year.

Good Humor – Breyers Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the PRIMCO Interest Income Fund are stated at contract value, which approximates fair value.

Investment Transactions and Investment Income of the Trust

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Purchases and sales of securities are reflected as of the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

4.	Investments Held by the Trust

The Trust primarily comprises the assets of the “Unicare Savings Plan,” an affiliated plan. The “Unicare Savings Plan” comprises approximately 91% of the investments held by the Trust as of December 31, 2003 and 2002. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a less than 1% interest in the investments of the Trust as of December 31, 2003 and 2002.

The Plan’s approximate share of investments held by the Trust at December 31, 2003 and 2002 were as follows:

	2003	2002

Short-Term Investment Fund	0.2%	0.2%
Mutual Funds	0.2	0.2
Commingled Funds	0.2	0.2
Guaranteed Investment Contracts	0.2	0.2
Synthetic Guaranteed Investment Contracts	0.2	0.2
Unilever N.V. Stock Fund	0.8	0.7

At December 31, 2003 and 2002, the financial position of the Trust was as follows:

	2003	2002

Investments at fair value
Short-term investment fund (cost approximates fair value)	$16,572,033	$35,371,960
Mutual fund (cost $887,684,796 and $905,724,446)	927,507,455	751,105,336
Commingled fund (cost approximates contract value)	211,175,244	202,681,776
Guaranteed investments contracts (cost approximates contract value)	29,932,028	40,741,306
Synthetic guaranteed investment contracts (cost approximates contract value)	461,597,804	468,057,093
Unilever N.V. stock fund (cost $34,516,454 and $36,206,283)	45,960,206	47,993,726

	$1,692,744,770	$1,545,951,197

The following presents investments that represent five percent or more of the Trust’s net assets for the years ended December 31, 2003 and 2002:

	2003	2002

Fidelity Magellan Fund, 1,975,789 and 2,077,095 shares, respectively	$193,113,614	$164,007,433
PRIMCO Interest Income Fund, 720,033,509 and 744,374,486 shares, respectively	720,033,509	744,374,486
PIMCO Total Return Institutional Fund, 10,532,534 and 10,937,373 shares, respectively	112,803,441	116,701,769
Pyramid Equity Index Fund, 19,863,159 shares	—	142,220,220
Harbor Capital Appreciation Fund, 3,547,984 shares	93,382,936	—
NTGI-QM Equity Index Fund, 18,894,732 shares	174,209,426	—

Investment income for the Trust includes net appreciation (depreciation) of investment, as well as interest and dividends from investments. The net appreciation (depreciation) of investments held in the Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

The investment income of the Trust net assets for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002

Investment income
Net appreciation (depreciation) in fair value of investments
Mutual funds	$136,536,171	$(191,378,572)
Unilever N.V. stock	9,904,734	3,695,740

Net appreciation (depreciation)	146,440,905	(187,682,832)

Interest	33,338,726	46,638,494
Dividends	13,618,977	14,005,847

Total investment gain/(loss)	$193,398,608	$(127,038,491)

5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Good Humor – Breyers Savings Plan

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

		(c) Description of Investment
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	(e) Current Value

*	Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2018	$—	$280,203

				$280,203

* Denotes a party-in-interest to the Plan

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm